UC Asset Limited Partnership

2299 Perimeter Park Dr. #120
Atlanta, GA 30341, USA

December 18, 2020

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	UC Asset LP
Amendment No.1 to Registration Statement on Form 10-12G Filed November 05, 2020 File No. 000-56203

Dear Sir/madam:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated November 16, 2020 relating to the Amendment No.1 to Registration Statement on Form 10-12G filed by us on November 05, 2020.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Our Strategy to Counter against and Benefit from the Impact of COVID-19, page 19

1. We note your response to comment 2 in our letter dated October 15, 2020 and we reissue the comment. Please revise the disclosure consistent with your response.

RESPONSE: We apologize for this scrivener error which occurred during transmission between us and our EDGAR filing agent. In response to the staff’s comment, we have revised the disclosure to be consistent with our response. Specifically, we have revised the last sentence of the third paragraph of the concerned section to read as “By and as of the end of first half of 2020, we had three properties generating stable monthly rental incomes”

Properties, page 20

2. We note your response to comment 3. The revised disclosure indicates that sales of two of your detached single-family houses will be closed in August 2020. Please update your disclosure throughout the document to the most recent practicable date.

RESPONSE: In response to the staff’s comment, we have revised the disclosure concerning those properties throughout the document to the most recent practicable date. Specifically, we have made the following updates in regard of our newest transactions of properties:

1)	Under Item 1: Business, Subsection “Business Operations”, we have revised the disclosure to make the following updates: a) our divestment of UCF Development LLC; b) our investment into SHOC Holdings LLC and Hotal Service LLC; and c) the sale of a farmland in October, 2020;

2)	Under Item 1: Business, Subsection “Narrative Description of Business”, we have revised the disclosure to make the following updates: a) properties developed, rent and/or sold by Atlanta Landsight LLC, up to December 2020; and b) the sale of a farmland in October, 2020; and

3)	Under Item 3 “Properties”, Subsection “More Detailed Discussion of Properties Listed in the Above Table”, we revised the disclosure to make the following updates: a) the sales of two properties in August 2020; and b) the sale of a farmland in October, 2020.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

3. We reissue prior comment 4. You continue to refer to no shareholders holding more than 10% of the common units. We direct your attention to Item 403 of Regulation S-K, which requires disclosure of the ownership of management and any beneficial owner of more than 5% of the voting securities. Please revise the disclosure in this section accordingly. Please also include in the table the amount and percent held by officers and directors as a group.

RESPONSE: In response to the staff’s comment, we have revised the disclosure in this section accordingly, to include any beneficial owner of more than 5% of the voting securities. We have also included in the table the amount and percent held by officers and directors as a group.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

4. We have considered your response to our prior comment 7. We remain unclear how you have met the disclosure requirements of ASC Topic 310-10-50 with respect to your investment in short term loans. In particular, please tell us how you have considered disclosure guidance related to accounting policies related to your short term loans.

RESPONSE: As we have revised our accounting presentation for loans to investments in loans under ASC Topic 946-15, ASC Topic 310-10-50 is not applicable. We have, however, added certain Footnote disclosure relative to the guidance of ASC 310-10-50 as we determined to be potentially useful to a reader of the financial statements, by providing greater clarity.

Our responses, that address how we complied with ASC 310-10-50, are presented under the respective paragraphs of the disclosure requirements. Additionally, excerpts from the notes to our Consolidated Financial Statements, as presented in our Form 10 Amendment #2, are italicized and bold print.

In addition, we also considered the guidance contained within ASU 2016-01; ASU 2018-03; ASU 2018-09 and ASU 2019-04, as applicable.

A detailed analysis of how we have considered those disclosure guidance is attached to this response letter as Schedule A.

In response to the staff’s comment and in consideration of the above disclosure guidance, we have revised our disclosure to recognize accrued and received interest from those short term loans as “Gains Realized/Unrealized”, instead of “Income”. Accordingly, we have revised our financial statement to reflect this change. Specifically, we have made revisions to UC Asset’s “Statement of Changes in Net Assets” and “Statement of Cash Flows”. These revisions do NOT alter the total amount of UC Asset’s net assets or total cash flows. Rather, a relatively small amount was moved internally from one catory of activities to under another.

Accordingly, we have made the following revisions to “UC Asset LP: Notes to Financial Statements” :

1)	Removed subsection “(g) income” from “NOTE 2: Summary of Sianificant Accounting Policies”;

2)	Added a new Note 3: “NOTE 3 – Reclassifications to Previously Issued Financial Statements”;

3)	Renumbered the original NOTE 3 into NOTE 4, and made changes accordingly to the table included in this note, titled “Portfolio Investments”;

4)	Added a new NOTE 5: Investment in Loans; and

5)	Renumbered the original NOTE 4 – 8 into NOTE 6 – 10.

Note 3 - Fair Value of Financial Instruments, page F-8

5. We have considered your response to our prior comment 6. Please provide us with a detailed analysis supporting your conclusion that you are within the scope of ASC Topic 946. Reference is made to ASC Topic 946-15-2 through ASC Topic 946-15-9.

RESPONSE: In response to the staff’s comment, we have provided a detailed analysis supporting our conclusion that we are within the scope of ASC Topic 946. Please see the attached Schedule B.

To fulfill the commitment we made in the attached Schedule B, we have revised the opening paragraph of “Item 1: Business” to provide a clearer disclosure of the nature of our business as follows:

“We invest in our portfolio investments for the purpose of capital appreciation. According to our bylaws, the overwhelming majority of our portfolio investments must be allocated to real estate in metropolitan areas, such as Atlanta, GA and Dallas, TX. Our investees may develop, redevelop, operate and trade those properties for the purpose of increasing our return on investment.”

6. Given the significance of the Atlanta Landsight LLC and UCF Development LLC to your operations, please tell us whether you believe financial statements of those entities are necessary for an investor to make an informed decision. Your response should include a discussion of the factors your considered in arriving at your conclusion.

RESPONSE: We understand that Rule 3-09 of Regulation S-X requires separate financial statements of material unconsolidated subsidiaries and equity-method investees. Since the Partnership’s basis of presentation follows the form and content for investment companies, the investments in Atlanta Landsignt LLC and UCF Development LLC are not subsidiaries but rather investments in private limited liability companies which are accounted for at fair value. As a result, we do not believe the disclosure requirements of Rule 3-09 are applicable.

Furthermore, during the reporting periods presented, both Atlanta Landsight LLC and UCF Development LLC do not have active daily operations except for the acquiring, holding and selling of a limited number of properties. Gains/loss from those two entities, whether realized or unrealized, have been and will remain to be mostly from the change of the market value of those properties, which is already reflected in the financial statements of UC Asset LP. We do not believe that the exclusion of financial statements of Atlanta Landsight LLC and UCF Development LLC represents a material omission of financial information which would render the totality of the information provided in the Form 10 to be misleading to an investor.

Although not required disclosures for investment companies, we have has included summary financial information for both of these investees as voluntary disclosures. These disclosures have been presented in the form and content as codified in Rule 4-08 (g)(1)(i).

If you have any questions regarding the responses above, please contact me at Larrywu@UCasset.com .

Sincerely,

/s/ Xianghong Wu
“Larry” Xianghong Wu

Schedule A:
Analysis on How Our Accounting Policy Complies with ASC 310-10-50

ASC 310-10-50 DISCLOSURE

GENERAL

50-1 This subsection provides the following disclosure guidance for receivables, off-balance-sheet credit exposures, and foreclosed and repossessed assets:

a. Accounting policies for loans and trade receivables

b. Assets serving as collateral

c. Nonaccrual and past due financing receivables

d. Accounting policies for off-balance-sheet credit exposures

e. Foreclosed and repossessed assets

f. Allowance for credit losses

g. Impaired loans

h. Loss contingencies

i. Risks and uncertainties

j. Fair value disclosures

k. Credit quality information

l. Modifications

ACCOUNTING POLICIES FOR LOANS AND TRADE RECEIVABLES

50-1A The guidance in paragraphs 310-10-50-2 through 50-4A applies only to the following financing receivables:

a. Loans

b. Trade receivables

50-2 The summary of significant accounting policies shall include the following:

a. The basis for accounting for loans and trade receivables

Analysis: As an investment partnership, our investment in short term loans are included as a separate category in the condensed schedule of investments held at the close of the most recent period pursuant to paragraphs 4-6 of ASC Topic 946-210-50. Note 4 to our financial statements on Page F-11 discloses the following: Loans receivable are classified as held-for-investment based on management’s intent and ability to hold the loans for the foreseeable future or to maturity. Loans are not ever expected to be transferred from held-for-investment to held-for-sale; and Note 3(b) to our financial statements on Page F-8 states the following: The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively. Further, Note 2a. to our financial statements on Page F-6 states the following: Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets

b. The method used in determining the lower of cost or fair value of nonmortgage loans held for sale (that is, aggregate or individual asset basis)

Analysis: The Partnership does not hold, has never held, nor does it expect to ever do so, any loans as held for sale.

c. The classification and method of accounting for interest-only strips, loans, other receivables, or retained interests in securitizations that can be contractually prepaid or otherwise settled in a way that the holder would not recover substantially all of its recorded investment

Analysis: The Partnership does not hold, has never held, nor expects to ever hold financing receivables of the types described in 50-2.c.

d. The method for recognizing interest income on loan and trade receivables, including a statement about the entity’s policy for treatment of related fees and costs, including the method of amortizing net deferred fees or costs.

Analysis: Note 4 to our financial statements on page F-11 discloses the following: The Partnership recognizes interest income on loans, including the amortization of discounts and premiums, if any, using the interest method. The interest method is applied on a loan by loan basis when collectibility of the future payments is reasonably assured. Premiums and discounts, if any, are recognized as yield adjustments over the term of the related loans.

50-3 If major categories of loans or trade receivables are not presented separately in the balance sheet (see paragraph 310-10-45-2), they shall be presented in the notes to the financial statements.

Analysis: Note 4 to our financial statements on page F-11 states the following: None of our loans are collateralized or secured.

50-4 The allowance for credit losses (also referred to as the allowance for doubtful accounts) and, as applicable, any unearned income, any unamortized premiums and discounts, and any net unamortized deferred fees and costs, shall be disclosed in the financial statements.

Analysis: Note 4 to our financial statements on page F-11 states the following: The Partnership currently does not have any provision for allowance for credit losses, as the loans have been evaluated as 100% collectible and are carried at fair value as determined in good faith by management. Note 2e to our financial statements on Page F-6 discloses the following policy: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

50-4A Except for credit card receivables, an entity shall disclose its policy for charging off uncollectible trade accounts receivable that have both of the following characteristics:

a. They have a contractual maturity of one year or less.

b. They arose from the sale of goods or services.

Analysis: The Partnership does not hold, has never held, and does not ever expect to hold trade receivables arising from the sale of goods or services, since the Partnership does not produce goods of any kind nor does it provide services in exchange for revenue.

ASSETS SERVING AS COLLATERAL

50-5 For required disclosures of the carrying amount of loans, trade receivables, securities and financial instruments that serve as collateral for borrowings, see paragraph 860-30-50-1A.

Analysis: The Partnership does not hold financial assets or securities that serve as collateral for its investments in loans.

NONACCRUAL AND PAST DUE FINANCING RECEIVABLES

50-5A The guidance in paragraphs 310-10-50-6 through 50-8 does not apply to loans acquired with deteriorated credit quality(accounted for under Subtopic 310-30).

50-5B The guidance in paragraphs 310-10-50-6 through 50-7A shall be provided by class of financing receivable except for the following financing receivables:

a. Receivables measured at fair value with changes in fair value reported in earnings

Analysis: The Partnership has one class of financing receivables - unsecured short-term direct loans. All of the Partnerships assets are measured at fair value as disclosed in Note 2a. to its financial statements on Page F-6: Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets; Note 2e. to our financial statements on page F-7 disclose the following: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings. In addition, Note 3(b) to our financial statements on Page F-8 states: The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

b. Receivables measured at lower of cost or fair value

Analysis: The Partnership has one class of financing receivables - unsecured short-term direct loans. All of the Partnerships assets are measured at fair value. Note 2a. to our financial statements on Page F-6 states: Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets. In addition, Note 2e. to our financial statements on page F-7 states: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings. Further, Note 3(b) to our financial statements on Page F-8 states: The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

c. Trade accounts receivable, except for credit card receivables, that have both of the following characteristics:

Analysis: The Partnership does not hold, has never held and does not ever expect to hold trade accounts receivable since the Partnership does not produce goods of any kind nor does it provide services in exchange for revenue.

1. They have a contractual maturity of one year or less.

Response: All loans held by the Partnership have and have had an initial contractual maturity of greater than one year.

2. They arose from the sale of goods or services.

Analysis: The Partnership does not hold, has never held, and does not ever expect to hold receivables arising from the sale of goods or services, since the Partnership does not produce goods of any kind nor does it provide services in exchange for revenue.

d. Participant loans in defined contribution pension plans.

Analysis: The Partnership does not hold, has never held and does not ever expect to hold participant loans in defined contribution pension plans.

50-6 An entity’s summary of significant accounting policies for financing receivables shall include all of the following:

a. The policy for placing financing receivables, if applicable, on nonaccrual status (or discontinuing accrual of interest)

Analysis: The policy for placing financing receivables on nonaccrual status is inherent in the determination of fair value of the loans that the Partnership holds. All of the Partnerships’ investments are measured at fair value. Note 2 a. to our financial statements on Page F-6 states: Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.; In addition, Note 2e. to our financial statements on page F-7 discloses: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings. Further, Note 3(b) to our financial statements on Page F-8 states: The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

b. The policy for recording payments received on nonaccrual financing receivables, if applicable

Analysis: The policy for recording payments received on nonaccrual financing receivables is inherent in the determination of fair value of the loans that the Partnership holds, and is, in any event, not applicable since none of the loans made by the Partnership have ever been placed on nonaccrual status. Note 2e. to our financial statements on page F-7 states: “Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.”

c. The policy for resuming accrual of interest

Analysis: The policy for resuming accrual of interest on financing receivables held is inherent in the evaluation of fair market value of the loans that the Partnership holds, and is, in any event, not applicable since none of the loans made by the Partnership have ever been on nonaccrual status. Note 2e. on page F-7: “Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.”

d. Subparagraph superseded by Accounting Standards Update No. 2010-20

e. The policy for determining past due or delinquency status.

Response: The policy for determining past due or delinquency status on financing receivables held is inherent in the evaluation of fair market value of the loans that the Partnership holds. Note 2e. on Page F-7: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

50-7 An entity shall provide both of the following disclosures related to nonaccrual and past due financing receivables as of each balance sheet date:

a. The recorded investment in financing receivables on nonaccrual status

Analysis: The Partnership has not had any financing receivables on nonaccrual status for any of the periods presented.

b. The recorded investment in financing receivables past due 90 days or more and still accruing.

Analysis: The Partnership has not had any financing receivables past due 90 days and still accruing for any of the periods presented.

50-7A An entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.

Analysis: This analysis is not applicable, as all of the Partnership’s loans are measured at value with changes in fair value reported in earnings

50-7B The guidance in paragraph 310-10-50-7A does not apply to the following financing receivables:

Analysis: This guidance is not applicable, as all of the Partnership’s loans are measured at value with changes in fair value reported in earnings

a. Receivables measured at fair value with changes in fair value reported in earnings

b. Receivables measured at lower of cost or fair value

c. Except for credit card receivables, trade accounts receivable that have both of the following characteristics:

1. They have a contractual maturity of one year or less.

2. They arose from the sale of goods or services.

d. Participant loans in defined contribution pension plans.

50-8 For trade receivables that do not accrue interest until a specified period has elapsed, nonaccrual status would be the point when accrual is suspended after the receivable becomes past due.

Analysis: The Partnership does not have, never have had, nor expect to ever have trade receivables of any kind, since the Partnership does not produce goods of any kind nor does it provide services in exchange for revenue.

ACCOUNTING POLICIES FOR OFF-BALANCE-SHEET CREDIT EXPOSURES

50-9 In addition to disclosures required by Subtopic 450-20, an entity shall disclose a description of the accounting policies and methodology the entity used to estimate its liability for off-balance-sheet credit exposures and related charges for those credit exposures. Such a description shall identify the factors that influenced management’s judgment (for example, historical losses and existing economic conditions) and a discussion of risk elements relevant to particular categories of financial instruments.

Analysis: The Partnership does not have, never have had, nor expect to ever have off-balance-sheet credit exposure of any kind.

50-10 Off-balance-sheet credit exposures refers to credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees, and other similar instruments, except for instruments within the scope of Topic 815.

FORECLOSED AND REPOSSESSED ASSETS

50-11 Paragraph 310-10-45-3 states that foreclosed and repossessed assets included in other assets on the balance sheet shall have separate disclosures in the notes to financial statements.

Analysis: The Partnership does not have investments in foreclosed or repossessed assets for any of the periods presented.

ALLOWANCE FOR CREDIT LOSSES RELATED TO FINANCING RECEIVABLES

50-11A The guidance in paragraph 310-10-50-11B does not apply to the following financing receivables:

a. Financing receivables listed in paragraph 310-10-50-7B

b. Lessor’s net investments in leveraged leases.

50-11B An entity shall disclose all of the following by portfolio segment:

a. A description of the entity’s accounting policies and methodology used to estimate the allowance for credit losses, including all of the following:

Analysis: Not applicable as the Partnership does not estimate an allowance for credit losses, as the Partnership’s investments in loans are measured at fair value with changes in fair value reported in earnings

1. A description of the factors that influenced management’s judgment, including both of the following:

i. Historical losses

ii. Existing economic conditions.

2. A discussion of risk characteristics relevant to each portfolio segment

3. Identification of any changes to the entity’s accounting policies or methodology from the prior period and the entity’s rationale for the change.

b. A description of the policy for charging off uncollectible financing receivables

c. The activity in the allowance for credit losses for each period, including all of the following:

1. The balance in the allowance at the beginning and end of each period

2. Current period provision

3. Direct write-downs charged against the allowance

4. Recoveries of amounts previously charged off.

d. The quantitative effect of changes identified in item (a)(3) on item (c)(2)

e. The amount of any significant purchases of financing receivables during each reporting period

Analysis: The Partnership has never purchased, nor does it ever expect to purchase financing receivables

f. The amount of any significant sales of financing receivables or reclassifications of financing receivables to held for sale during each reporting period

Analysis: The Partnership has never sold, nor does it ever expect to sell financing receivables

g. The balance in the allowance for credit losses at the end of each period disaggregated on the basis of the entity’s impairment method.

h. The recorded investment in financing receivables at the end of each period related to each balance in the allowance for credit losses, disaggregated on the basis of the entity’s impairment methodology in the same manner as the disclosure in item (g).

50-11C To disaggregate the information required by items (g) and (h) in the preceding paragraph on the basis of the impairment methodology, an entity shall separately disclose the following amounts:

a. Amounts collectively evaluated for impairment (determined under Subtopic 450-20)

b. Amounts individually evaluated for impairment (determined under Section 310-10-35)

c. Amounts related to loans acquired with deteriorated credit quality (determined under Subtopic 310-30).

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

50-12 Paragraph superseded by Accounting Standards Update No. 2010-20

50-13 Paragraph superseded by Accounting Standards Update No. 2010-20

50-14 Asset valuation allowances required by paragraph 210-10-45-13 shall have an appropriate disclosure.

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

IMPAIRED LOANS

50-14A For each class of financing receivable, an entity shall disclose both of the following for loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 (individually evaluated for impairment):

a. The accounting for impaired loans

Analysis: The policy for accounting for impaired loans is inherent in the determination of fair value of the investments in loans that the Partnership holds. All of the Partnerships assets are measured at fair value as disclosed in Note 2 a. on Page F-6: Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.; Note 2e. on page F-7: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings. and Note 3(b) on Page F-8: The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2019 and 2018, there were $400,000 and no short-term loans, respectively.

b. The amount of impaired loans.

Analysis: The Partnership does not hold and has never held loans that have been determined to be impaired.

50-15 An entity shall disclose all of the following information about loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 by class of financing receivable:

a. As of the date of each statement of financial position presented:

1. Subparagraph superseded by Accounting Standards Update No. 2010-20

2. Subparagraph superseded by Accounting Standards Update No. 2010-20

3. The recorded investment in the impaired loans and both of the following:

i. The amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with Section 310-10-35 and the amount of that allowance

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

ii. The amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with Section 310-10-35.

Analysis: Note 4 page F-11: The Partnership currently does not have any provision for allowance for credit losses, as the investments in loans have been considered to be fully collectible. These investments are carried at fair value as determined in good faith by management. Note 2e to the financial statements on Page F-6 states: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

4. The total unpaid principal balance of the impaired loans.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

b. The entity’s policy for recognizing interest income on impaired loans, including how cash receipts are recorded

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

c. For each period for which results of operations are presented:

1. The average recorded investment in the impaired loans

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

2. The related amount of interest income recognized during the time within that period that the loans were impaired

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan..

3. The amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired, if practicable.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

d. The entity’s policy for determining which loans the entity assesses for impairment under Section 310-10-35

Analysis: Note 4 page F-11: The Partnership currently does not have any provision for allowance for credit losses, as the loans have been determined to be fully collectible and are carried at fair value as determined in good faith by management. Note 2e to the financial statements on Page F-6 states: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

e. The factors considered in determining that the loan is impaired.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan. Note 4 to the financial statements page F-11 states: The Partnership currently does not have any provision for allowance for credit losses, as the loans have been determined to be fully collectible and are carried at fair value as determined in good faith by management. Note 2e to the financial statements on Page F-6 states: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

50-16 Those disclosures shall be provided for impaired loans that have been charged off partially. Those disclosures cannot be provided for loans that have been charged off fully because both the recorded investment and the allowance for credit losses will equal zero.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

50-17 This guidance does not specify how a creditor shall calculate the average recorded investment in the impaired loans during the reporting period. A creditor shall develop an appropriate method for that calculation. Averages based on month-end balances may be considered an appropriate method.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

50-18 Information about loans meeting the scope of Subtopic 310-30 shall be included in the disclosures required by paragraph 310-10-50-15(a) through (b) if the condition in paragraphs 320-10-35-18 through 35-34 or 450-20-25-2(a),as discussed in paragraphs 310-30-35-8(a) and 310-30-35-10(a), is met.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

50-19 Paragraphs 310-10-45-5 through 45-6 explain that a creditor that measures impairment based on the present value of expected future cash flows is permitted to report the entire change in present value as bad-debt expense but may also report the change in present value attributable to the passage of time as interest income. Creditors that choose the latter alternative shall disclose the amount of interest income that represents the change in present value attributable to the passage of time.

Analysis: The Partnership does not hold and has never held any loans that meet the definition of an impaired loan.

50-20 The following table summarizes the scope of the disclosure requirements in paragraph 310-10-50-15.

“Required Disclosures about the Recorded Investment in Loans That Meet the Definition of an Impaired Loan in Paragraphs 310-10-35-16 through 35-17” (A) (B) (B)(C) (C)(D) Description of Loans The Total Recorded Investment in the Impaired Loans Unpaid Principal Balance of the Impaired Loan The Amount of the Recorded Investment in(A) for Which There Is A Related Allowance for Credit Losses The Amount of the Recorded Investment in (A) for Which There Is No Related Allowance for Credit Losses “Loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 and that have not been charged off fully, separately reported by class” Included. The amount disclosed in (A) must equal the sum of (B) and (C) and (D). Included. Included if there is a related allowance for credit losses. Included if there is no related allowance for credit losses. Loans that meet the definition of an impaired loan in paragraphs 310-10-35-16 through 35-17 and that have been charged off fully excluded. The recorded investment and allowance for credit losses are equal to zero. Large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and other loans that are excluded from the scope of this Subtopic as defined in paragraph 310-10-35-13 Excluded unless restructured in a troubled debt restructuring (see paragraph 310-40-35-9 for requirements for a restructured loan).

LOSS CONTINGENCIES

50-21 Paragraph 450-20-50-3 provides disclosure guidance for circumstances in which no accrual is made for a loss contingency because one or both of the conditions in paragraph 450-20-25-2 (probable and reasonably estimated) are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-25-2. The disclosures required by paragraphs 450-20-50-3 through 50-6 do not apply to loss contingencies arising from an entity’s estimation of its allowance for credit losses.

50-22 Paragraph superseded by Accounting Standards Update No. 2010-20

50-23 Paragraph superseded by Accounting Standards Update No. 2010-20

50-24 See Section 450-20-50 for further guidance on required disclosures for loss contingencies.

Analysis: Note 4 page F-11: The Partnership currently does not have any provision for allowance for credit losses, as the loans have been determined to be fully collectible.

RISKS AND UNCERTAINTIES

50-25 Certain loan products have contractual terms that expose entities to risks and uncertainties that fall into one or more categories, as discussed in paragraph 275-10-50-1. See Section 275-10-50 for disclosure guidance related to those loan products.

Analysis: The Partnership evaluated the disclosure guidance under Section 275-10-50 and determined that the financial statements include the necessary disclosures under this guidance regarding our investments in loans receivable.

FAIR VALUE DISCLOSURES

50-26 Section 825-10-50 provides guidance on the required disclosure of fair values of certain assets and liabilities. Paragraph825-10-50-14 explains that, for trade receivables and payables, no disclosure is required under that Subtopic if the carrying amount approximates fair value.

Analysis: Note 4 to the financial statements on page F-11 discloses that : The Partnership’s investments in loans are carried at fair value as determined in good faith by management. Note 2e to the financial statements on Page F-6 states: Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership.

CREDIT QUALITY INFORMATION

50-27 The guidance in paragraphs 310-10-50-28 through 50-30 does not apply to the financing receivables listed in paragraph310-10-50-7B.

50-28 An entity shall provide information that enables financial statement users to do both of the following:

a. Understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner

b. Assess the quantitative and qualitative risks arising from the credit quality of its financing receivables.

Analysis: Not applicable as all of the Partnership’s investments in loans are measured at fair value with changes in fair value reported in earnings

50-29 To meet the objective in the preceding paragraph, an entity shall provide quantitative and qualitative information by class about the credit quality of financing receivables, including all of the following:

a. A description of the credit quality indicator

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

b. The recorded investment in financing receivables by credit quality indicator

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

c. For each credit quality indicator, the date or range of dates in which the information w as updated for that credit quality indicator.

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

50-30 If an entity discloses internal risk ratings, then the entity shall provide qualitative information on how those internal risk ratings relate to the likelihood of loss.

Analysis: Not applicable as all of the Partnership’s loans are measured at fair value with changes in fair value reported in earnings

MODIFICATIONS

50-31 Except as noted in the following paragraph, the guidance in paragraphs 310-10-50-33 through 50-34 applies only to a creditor’s troubled debt restructurings of financing receivables. For purposes of this disclosure guidance, a creditor’s modification of a lease receivable that meets the definition of a troubled debt restructuring is subject to this disclosure guidance.

50-32 This guidance does not apply to troubled debt restructurings of either of the following:

a. Financing receivables listed in paragraph 310-10-50-7B

b. Loans acquired with deteriorated credit quality (determined under Subtopic 310-30) that are accounted for within a pool.

50-33 For each period for which a statement of income is presented, an entity shall disclose the following about troubled debt restructurings of financing receivables that occurred during the period:

a. By class of financing receivable, qualitative and quantitative information, including both of the following:

1. How the financing receivables were modified

2. The financial effects of the modifications.

b. By portfolio segment, qualitative information about how such modifications are factored into the determination of the allowance for credit losses.

Analysis: Not applicable as none of the Partnership’s financing receivables are, nor have ever been part of troubled debt restructurings.

50-34 For each period for which a statement of income is presented, an entity shall disclose the following for financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during the period:

a. By class of financing receivable, qualitative and quantitative information about those defaulted financing receivables, including both of the following:

1. The types of financing receivables that defaulted

2. The amount of financing receivables that defaulted.

b. By portfolio segment, qualitative information about how such defaults are factored into the determination of the allowance for credit losses.

Analysis: Not applicable as none of the Partnership’s financing receivables are, nor have ever been troubled debt restructurings.

LOANS IN PROCESS OF FORECLOSURE

50-35 An entity shall disclose the recorded investment of consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings are in process according to local requirements of the applicable jurisdiction.

Analysis: Not applicable as the Partnership does not invest in consumer mortgage loans.

Schedule B:

Detailed Analysis on UC Asset’s Status
Under ASC Topic 946-15

Code Section	Description	Analysis
946-10-15-4	An entity regulated under the Investment Company Act of 1940 is an investment company under this Topic.	UC Asset (hereinafter “UCA”) is not regulated under the Investment Company Act of 1940
946-10-15-5

An entity that is not regulated under the Investment Company Act of 1940 shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company. The entity shall consider its purpose and design when making that assessment.

UCA does have the investment company characteristics of an investment company - see below
946-10-15-6

An investment company has the following fundamental characteristics:

a. It is an entity that does both of the following:

1. Obtains funds from one or more investors and provides the investor(s) with investment management services.

2. Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b. The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

a1. UCA obtained funds from in excess of 80 investors and provides investment management services in that UCA determines Where to invest, when to invest and when and how to divest.

a2. Section 2.09 of Limited Partnership Agreement (hereinafter “LPA”) of UCA states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments “. Further, the LPA defines Portfolio Investments primarily as investments into real estate properties and/or fixed income assets. Furthermore, since UCA is incorporated as a Master Limited Partnership, 90% of its investment income must be generated from real properties.

b. All entities UCA invested into are limited liability companies from which UCA’s returns are 100% attributable to UCA’s ownership interests in those entities.

946-10-15-7

An investment company also has the following typical characteristics:

a. It has more than one investment.

b. It has more than one investor.

c. It has investors that are not related parties of the parent (if there is a parent) or the investment manager.

d. It has ownership interests in the form of equity or partnership interests.

e. It manages substantially all of its investments on a {add glossary link to second definition}fair value{add glossary link to second definition} basis.

a. UCA has investments in two entities at this time. It is investing in a third and fourth entity during Q4 2020 and eliminating the investment in one.

b. UCA has greater than 80 pre-IPO investors and more than 15 investors bought its units on public markets (as of September 03, 2020)

c. Virtually all of the investors are unrelated.

d. Its ownership interests are in the form of partnership interests

e. UCA has managed 100% of its investments on a fair value basis since inception.

946-10-15-8

To be an investment company, an entity shall possess the fundamental characteristics in paragraph 946-10-15-6. Typically, an investment company also has all of the characteristics in the preceding paragraph. However, the absence of one or more of those typical characteristics does not necessarily preclude an entity from being an investment company. If an entity does not possess one or more of the typical characteristics, it shall apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

UCA has the fundamental characteristics enumerated in 946-10-15-6 and 946-10-15-7
946-10-15-8	The implementation guidance in Section 946-10-55 is an integral part of assessing investment company status and provides additional guidance for that assessment.

946-10-55-1    An investment company should have no substantive activities other than its investing activities and should not have significant assets or liabilities other than those relating to its investing activities, subject to the exception in the following paragraph.

UCA has no substantive activities other than its investing activities (and SEC reporting obligations) and does not have significant assets or liabilities not relating to investing activities. All Portfolio Investments are held through separate investees, except for two loans, which are also investments and do not generate any other returns besides interests. UCA intends to invest its two loans receivable in a new LLC during the 4th quarter 2020, and thereby UCA itself will become a holding company with virtually no business activities.

946-10-55-2 Evidence of the entity’s business purpose and substantive activities may be included in the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Evidence of the entity’s business purpose and substantive activities also may include the manner in which the entity presents itself to other parties (such as potential investors or potential investees). For example, an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.

Section 2.09 of UCA’s LPA states that the purpose of UCA is to “invest, directly or indirectly, its capital in Portfolio Investments “.

The LPA defines Portfolio Investments as investments “(i) in real estate properties in the metropolitan area of Atlanta, Georgia; (ii) in real estate properties in the metropolitan area of Dallas, Texas; (iii) in real estate properties in other regions as determined by the General Partner; (iv) in private or secondary market securities that yield fixed income; and (v) in other investments as agreed by the General Partner from time to time.” The above articles, combined with its status as a Master Limited Partnership (90% of returns must come from real properties), exclude UCA from activities such as jointly developing, producing, or marketing products with its investees.

In our Form 1a Offering Memorandum in 2018, we clearly stated that “UC Asset LP is a limited partnership formed for the purpose of investing in real estate for development and redevelopment.” However, similar statements are omitted due to editorial errors in our Form 10 in 2020. We have amended our Form 10 to present our primary business goal as investment.